
SEC MAIL
07002583
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2007
503

SEC FILE NUMBER
8-52158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 Old Valley Forge Road
(No. and Street)

King of Prussia (City) PA (State) 19044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *If individual, state last, first, middle name*)

200 Gibraltar Road, Suite 200 (Address) Horsham (City) PA (State) 19044 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward M. McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2009

Signature

Financial Operations Officer/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFIC SECURITIES, INC.

Financial Statements and Supplementary Information

December 31, 2006

VFIC SECURITIES, INC.
December 31, 2006

CONTENTS

Kreischer Miller
People • Ideas • Solutions

200 Gibraltar Road, Suite 200, Horsham, PA 19044-2378
215-441-4600 • fax: 215-672-8224 • www.kmco.com

Independent Auditors' Report

The Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

We have audited the accompanying balance sheet of VFIC Securities, Inc. as of December 31, 2006 and the related statements of income, comprehensive income and changes in accumulated other comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Horsham, Pennsylvania
February 28, 2007

VFIC SECURITIES, INC.

Balance Sheet
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 21,125
Accounts receivable, commissions	30,773
Prepaid expenses	6,395
Prepaid taxes	548
Investment	15,395
Total assets	$ 74,236
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable to affiliate	$ 16,428
Deferred income tax liability	2,000
Total liabilities	$ 18,428
Stockholder's equity:	
Capital stock, no par value; authorized, 100,000 shares; issued and outstanding, 100 shares	15,000
Retained earnings	33,913
Accumulated other comprehensive income:	
Unrealized gain on investment, net of tax	6,895
Total stockholder's equity	55,808
Total liabilities and stockholder's equity	$ 74,236

See accompanying notes to financial statements.

Statements of Comprehensive Income and Changes in Accumulated Other Comprehensive Income
Year Ended December 31, 2006

Comprehensive income:	
Net income	$ 9,118
Other comprehensive loss:	
Unrealized loss on investments, net of income tax benefit of $439	(1,756)
Comprehensive income	$ 7,362
Changes in accumulated other comprehensive income:	
Beginning of year	$ 8,651
Other comprehensive loss, net of income tax benefit of $439	(1,756)
End of year	$ 6,895

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 9,118
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable, commissions	(6,521)
Prepaid expenses	1,311
Prepaid taxes	2,057
Increase (decrease) in:	
Accounts payable to affiliate	10,556
Accrued liabilities	(5,772)
Net cash provided by operating activities	10,749
Net increase in cash and cash equivalents	10,749
Cash and cash equivalents:	
Beginning of year	10,376
End of year	$ 21,125

See accompanying notes to financial statements.

(3) Investment

The investment at December 31, 2006 is comprised of 500 shares of common stock in NASDAQ Stock Market, Inc. The investment is carried at fair value using market quotations from a national service.

The cost basis is $10,500. The fair value at December 31, 2006 is $15,395.

The investment is classified as an available-for-sale security and, accordingly, the related unrealized gain or loss is presented as a separate component of stockholder's equity.

(4) Related Party Transactions

The Company pays a management fee to Valley Forge Investment Consultants, Inc. (VFIC) for payroll and other management services provided to the Company by VFIC. The management fee for 2006 amounted to $354,693. In addition, Valley Forge Financial Group, Inc. (VFFG) allocates costs to the Company including salary, employee benefits, insurance and occupancy expenses. Rental expense, which amounted to $15,744 in 2006, is paid to an entity controlled by VFFG's controlling stockholder. At December 31, 2006, accounts payable to VFIC were $16,428. VFIC and VFFG have common ownership with the Company.

In 2006, the Company received placement fees from entities controlled by VFIC of $10,254 which is included in gross commissions. At December 31, 2006, accounts receivable commissions include $4,354 due from these entities.

(5) Retirement Plan

Eligible employees participate in a 401(k) Savings Plan of an affiliated entity which provides for contributions at the option of the Company. The Company contributed $3,154 to the Plan in 2006.

SUPPLEMENTARY INFORMATION

VFIC SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Total stockholder's equity	$ 55,808
Nonallowable assets:	
Prepaid expenses	(6,942)
Haircut on investments (15%)	(2,309)
Net capital	$ 46,557
Aggregate indebtedness:	
Accounts payable	$ 16,428
Deferred income tax liability	2,000
Total aggregate indebtedness	$ 18,428
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ 41,557
Excess net capital at 1,000 percent	$ 44,714
Ratio: Aggregate indebtedness to net capital	.396 to 1

Kreischer
Miller
People • Ideas • Solutions

200 Gibraltar Road, Suite 200, Horsham, PA 19044-2378
215-441-4600 • fax: 215-672-8224 • www.kmco.com

Independent Auditors' Report on Internal Control

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

END

Horsham, Pennsylvania
February 28, 2007